UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1. English translation of a letter dated April 22, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, April 22, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Informs notification of the resolution in case entitled: “La Capital Cable S.A. and/other a/National Commerce Secretary according to ordinary proceeding (Expte 21095190/2011).

Dear Sirs,

I am writing to you in my capacity as Attorney in Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that the subsidiary of the Company, La Capital Cable S.A., has been notified of the decision issued by the Federal Court of Mar del Plata No. 2 in the case indicated in the reference, by virtue of which, the demand filed by La Capital Cable S.A. was granted and, to which the Asociación Argentina de Televisión por Cable (“ATVC”) subscribed, and to which Cablevisión S.A. (today and by merger, Telecom Argentina) is an associate member.

The referred resolution declared sections 2.a and 2.c of the Law No. 20,680 in its original wording unconstitutional (prior to the reform by the Law 26,991) as well as the Resolution of the Secretaría de Comercio Interior No. 50/2010 and as a result the following Resolutions were also declared unconstitutional: No. 36/2011, 65/2011, 92/2011, 123/2011, 141/2011, 10/2011, 25/2012, 97/2012, 161/2012, 29/2013, 61/2013, 104/2013, 1/2014, 43/2014 and 93/2014.

The demand filed by La Capital Cable S.A., and to which the ATVC adhered, was due to Resolution No. 50/2010 enacted by the Secretaría de Comercio del Interior which established guidelines for the commercialization operations of pay television services. Subsequently, and within the framework of Resolution No. 50/2010, the Secretaría de Comercio del Interior issued various resolutions that were a result of such resolution, among them Resolution No. 36/2011, that set the cable service price provided by Cablevisión S.A., as it was informed by such firm (today, the Company) through the relevant matter dated March 11, 2011.

The decision on the Resolution is not yet final. The Company with the assistance of its legal counsels believes that it has solid arguments for its defense.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 22, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations